FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Acquisition of Alexion completed

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

21 July 2021 13:45 BST

Acquisition of Alexion completed

AstraZeneca today completed the acquisition of Alexion Pharmaceuticals, Inc. (Alexion). The closing of the acquisition marks the Company's entry into medicines for rare diseases and the beginning of a new chapter for AstraZeneca.

AstraZeneca now has an enhanced scientific presence in immunology and, through Alexion's innovative complement-biology platform and robust pipeline, will continue to pioneer the discovery and development of medicines for patients with rare diseases. Rare diseases represent a significant unmet medical need and becomes a high-growth opportunity for the Company.

Pascal Soriot, Chief Executive Officer, said: "Today we welcome our new colleagues from Alexion to AstraZeneca and begin a new chapter that will augment our growth for years to come. Our sustained R&D investment in oncology, cardiovascular and renal, as well as respiratory and immunology, has powered AstraZeneca's transformation and now we add rare diseases, where fewer approved treatment options exist."

Marc Dunoyer, incoming Chief Executive Officer, Alexion and Chief Financial Officer, AstraZeneca, said: "I am delighted to be working alongside my new colleagues at Alexion where we will continue to discover, develop and deliver medicines that change the lives of people suffering from rare diseases. We look forward to also applying Alexion's complement-biology platform across areas of AstraZeneca's broader early stage pipeline and, significantly, to the extraordinary opportunity to extend existing and future rare disease medicines to patients in many countries where AstraZeneca already has a strong presence."

Financial considerations
The total consideration paid to the Alexion shareholders was approximately $13.3bn in cash and 236,321,411 new AstraZeneca shares (approximately 94% of which will be represented by new AstraZeneca American Depositary Shares (ADSs)).

Admission of the new AstraZeneca shares issued to Alexion shareholders to listing on the premium listing segment of the official list of the Financial Conduct Authority (FCA) and to the trading on the London Stock Exchange's main market for listed securities has been approved and will be effective at 08:00 BST on 22 July 2021. Trading of the new AstraZeneca shares on Nasdaq Stockholm is expected to commence on 22 July 2021. Trading of the new AstraZeneca ADSs on the Nasdaq Stock Market will commence at 09:30 EDT on 22 July 2021. The Alexion shares will be delisted from the Nasdaq Stock Market and Alexion will terminate its registration under the U.S. Securities Exchange Act of 1934 as soon as practicable following completion of the acquisition.

As a result of completion, the issued share capital of AstraZeneca PLC with voting rights is 1,549,116,129 ordinary shares of $0.25. No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,549,116,129. The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FCA's Disclosure and Transparency Rules.

AstraZeneca anticipates providing updated 2021 financial guidance for the new, combined entity in due course. Consolidation of Alexion will start from the closing of the transaction and the first quarter of consolidated financial reporting is expected to be the third quarter of 2021 due for announcement on Friday 12 November 2021.

Rare diseases
Over 7,000 rare diseases are known today, and only approximately 5% have treatments approved by the US Food and Drug Administration.1 Demand in medicines for rare diseases is forecasted to grow by a low double-digit percentage in the future.2

Forward-looking statements
This announcement contains certain forward-looking statements with respect to the operations, performance and financial condition of the AstraZeneca Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures, as well as the ability of AstraZeneca to successfully integrate Alexion's operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion's business after Completion and realise expected synergies. Although the AstraZeneca Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the AstraZeneca Group undertakes no obligation to update these forward-looking statements. The AstraZeneca Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the AstraZeneca Group's control, include, among other things: the risks set out in Part II (Risk Factors) of the AstraZeneca shareholder circular published on 12 April 2021; failure or delay in delivery of pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval; failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties; competitive pressures including expiry or loss of IP rights, and generic competition; price controls and reductions; economic, regulatory and political pressures; uncertainty and volatility in relation to the UK's exit from the EU; failures or delays in the quality or execution of commercial strategies; failure to maintain supply of compliant, quality medicines; illegal trade in medicines; reliance on third-party goods and services; failure in information technology, data protection or cybercrime; failure of critical processes; uncertainty of expected gains from productivity initiatives; failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following Completion; failure to adhere to applicable laws, rules and regulations; the safety and efficacy of marketed medicines being questioned; adverse outcome of litigation and/or governmental investigations, including relating to the Acquisition; failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; failure to achieve strategic plans or meet targets or expectations; failure in financial control or the occurrence of fraud; unexpected deterioration in AstraZeneca's or Alexion's financial position; the impact that the COVID-19 global pandemic may have or continue to have on these risks, on AstraZeneca's ability to continue to mitigate these risks, and on AstraZeneca's operations, financial results or financial condition; the risk that AstraZeneca is unable to achieve the synergies and value creation contemplated by the Acquisition, or that AstraZeneca is unable to promptly and effectively integrate Alexion's businesses; and the risk that management's time and attention are diverted on Acquisition-related issues or that disruption from the Acquisition makes it more difficult to maintain business, contractual and operational relationships.

Neither AstraZeneca nor any of its associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Regulation Rules of the FCA), AstraZeneca is under no obligation, and AstraZeneca expressly disclaims any intention or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. In the US, a rare disease impacts less than 200,000 patients (as defined in the US Orphan Drug Act 1983).
2. EvaluatePharma, World Preview 2020, Outlook to 2026.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 July 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary